Exhibit (a)(1)

CIENA CORPORATION

OFFER TO EXCHANGE OUTSTANDING OPTIONS HELD BY ELIGIBLE EMPLOYEES
HAVING AN EXERCISE PRICE GREATER THAN $12 PER SHARE
TO PURCHASE COMMON STOCK UNDER ELIGIBLE OPTION PLANS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 17, 2002,
UNLESS THE OFFER IS EXTENDED.

     CIENA Corporation is offering to exchange certain outstanding stock options held by eligible employees under the CIENA Corporation Third Amended and Restated 1994 Stock Option Plan (the “1994 Plan”) and the CIENA Corporation 1999 Non-Officer Stock Option Plan (the “1999 Plan” and, collectively with the 1994 Plan, the “Plans”) for new nonqualified stock options with a new exercise price. Only options with an exercise price greater than $12 per share are eligible for exchange. The new stock options will be granted under the 1999 Plan. All current employees who hold options under the Plans are eligible to participate in the offer, with the exception of: (i) our employees located outside of the United States who are not on the payroll of either CIENA Corporation or CIENA Communications, Inc., (ii) our board of directors, (iii) our officers who are now, or were previously, required to file reports under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), and (iv) our independent contractors and other option holders who are not employees. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended from time to time, constitute the “offer”). Except as described below, we will grant an option for one option share for every two option shares that we accept for exchange. Therefore, the number of shares of common stock subject to new options to be granted to each option holder will be equal to one half of the number of shares subject to the options tendered by such option holder and accepted for exchange. With respect to options that were granted after October 16, 2001, we will issue a new option for the same number of shares covered by each option tendered for exchange. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the tendered options accepted for exchange. You may tender options for all or a portion of the shares of common stock subject to your options in accordance with the terms of this offer.

     Some additional key features of the new options will include:

•	except for options granted after October 16, 2001 that are tendered and accepted for exchange, the new options will be unvested and will vest monthly in equal installments over three years, beginning on the date of grant, which is a different schedule than the options tendered for exchange;

•	the exercise price of the new options will equal the closing sale price of our common stock as reported on the Nasdaq National Market on the business day immediately preceding the date of grant;

•	the new options may not be exercised for the first six months after the date of grant;

•	except for options granted after October 16, 2001 that are tendered and accepted for exchange, the new options will not provide for a guaranteed 12 month acceleration of vesting upon a change of control of CIENA;

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•	the new options will be nonqualified stock options;

•	the term of the new options will be ten years from the new grant date; and

•	except as otherwise set forth above, the other terms and conditions of the new options will be substantially the same as the tendered options.

     The accompanying Summary Term Sheet summarizes the terms of this offer in question and answer format, and the accompanying offer to exchange describes the terms in greater detail. We urge you to read these documents carefully and in their entirety. This offer is not conditioned upon your tendering a minimum number of options; however, you cannot elect to cancel and exchange only a part of an outstanding option. This offer is subject to conditions described in section 6, below.

     If you tender options for exchange as described in the offer, we will grant you new options under the 1999 Plan and issue you a new grant letter reflecting the grant.

     In order to receive the new option(s), you must still be employed with us on the replacement grant date. Your election to participate in this offer does not in any way change your status as an at-will employee.

     We are implementing this offer because many of our employees have stock options that have exercise prices significantly above our current and recent trading prices. We believe that this offer will provide renewed incentives to our employees and that, for many eligible employees, the exchange will create a better opportunity to obtain value from their options. We are offering this program on a voluntary basis to allow our employees to choose whether to keep their current stock options at their current exercise prices, or to cancel those options for new options.

     Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol “CIEN.” On April 12, 2002, the closing price of the common stock on the Nasdaq National Market was $7.55 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     You should direct questions about this offer or requests for assistance or for paper copies of the offer to exchange or the letter of transmittal to Stock Administration, CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090 (telephone: (410) 981-7377) (e-mail: options@ciena.com).

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IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the accompanying letter of transmittal in accordance with its instructions, and mail or otherwise deliver it (and any other required documents) to us at CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090, Attn: Stock Administration. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m. Eastern Daylight time on May 17, 2002. You do not need to return your existing stock option agreements and related forms to participate in this offer.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

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SCHEDULE A – Information Concerning the Directors and Executive Officers of CIENA Corporation

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal.

What securities are we offering to exchange?

     We are offering to exchange all stock options having an exercise price greater than $12 per share which are outstanding under our Third Amended and Restated 1994 Stock Option Plan and 1999 Non-Officer Stock Option Plan and held by eligible employees. You may exchange some or all of your options, but you may not exchange a portion of an option. The new options issued in exchange for tendered options will be issued under the 1999 Plan.

Who is eligible to participate in the offer?

     All current employees who hold options under the Plans having an exercise price greater than $12 per share are eligible to participate in the offer, with the exception of (i) our employees located outside of the United States who are not on the payroll of either CIENA Corporation or CIENA Communications, Inc., (ii) our board of directors, and (iii) our officers who are now, or were previously, required to file reports under Section 16 of the Exchange Act are eligible to participate in the offer. Our independent contractors and other option holders who are not employees are ineligible to participate in the offer.

Why are we making the offer?

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the business day before the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

What are the conditions to the offer?

     The offer is not conditioned upon a minimum number of options being tendered. The offer is subject to a number of conditions, including the conditions described in section 6.

Are there any eligibility requirements I must satisfy after I tender options in order to receive the new options?

     To receive a grant of new options pursuant to the offer and under the terms of the 1999 Plan, you must be a U.S.-based employee of CIENA Corporation or one of our subsidiaries (or a non-U.S. based employee of CIENA Corporation or CIENA Communications, Inc.) from the date you tender options through and including the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. If you do not continue to be employed by CIENA Corporation or one of our subsidiaries from the date you tender options through and including the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. You will meet the continued employment requirement if you are on an approved leave of absence at any time during this period.

How many new options will I receive in exchange for my tendered options?

     For options granted on or before October 16, 2001, we will grant an option for one option share for every two option shares that we accept for exchange. In other words, we will grant you a new option to purchase half the total number of shares of our common stock that are subject to the options you tender. (If you tender options exercisable for an odd number of shares, we will round up the number of shares subject to the new option to the nearest whole number.) With respect to options that were granted after October 16, 2001, we will grant you a new option to purchase the same number of shares of our common stock that are subject to the options you tender. All new options will be granted under our 1999 Plan and will be subject to the terms and conditions of the 1999 Plan and a new grant letter.

When will I receive my new options?

     We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on May 17, 2002, which is the scheduled expiration date of the offer, the grant date of the new options will be on or about November 18, 2002.

Why won’t I receive my new options immediately after the expiration date of the offer?

     If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. This requirement would be difficult to administer and would adversely affect our reported earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense.

If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

     No. Because of accounting rules that could apply to these interim grants as a result of the offer, we do not expect to grant new options, such as annual, semi-annual, promotion or special options, to tendering option holders until at least six months and one day after the date we cancel the options accepted for exchange.

What happens if CIENA is acquired by another company during the period after my options are canceled but before I am granted new options?

     Although we currently have no plans to enter into any such transaction, it is possible that before we grant the new options we might enter into an agreement for a merger, consolidation or reorganization of CIENA in which CIENA is not the surviving entity. In the event we do enter into such a transaction, to the extent the acquiring company agrees to assume other outstanding options of CIENA, we will make appropriate provision in the agreement of reorganization for the surviving entity to assume the obligation to issue the new options.

     In such an event, new options issued pursuant to this exchange would be treated in the same manner as outstanding options assumed by the surviving entity. Thus, if such a transaction were to occur, and the acquiring company agreed to assume our outstanding options, you would receive a new option in the surviving entity provided that you remain continuously employed with CIENA and the acquiring company through the new grant date. The number of shares subject to the new option would be determined by adjusting the number of shares of our common stock that you would have received in the absence of the transaction in the same manner as options assumed by the surviving entity in connection with the transaction. Thus, the new option may not cover the same number of shares in the surviving entity as the number of CIENA shares covered by your tendered option. The exercise price per share of the new options would be the closing price of the acquiring company’s stock on the new grant date.

     In the event of a sale of some of our assets such as a division or part of the company, the acquiring company would not be obligated to assume the obligation to issue new options under the offer. In the event of such a transaction, you would not receive options to purchase stock or securities of the acquiring company or any other consideration in exchange for your tendered options.

     We cannot guarantee that the acquiring company in any merger, acquisition, or similar transaction would agree to assume existing options and therefore the obligation to issue new options. Therefore, it is possible that you may not receive any new options, stock or securities of the surviving company or other consideration in exchange for your tendered options if we are acquired before the new options are granted.

What will the exercise price of the new options be?

     The exercise price of the new options will be equal to the closing price of our common stock on the Nasdaq National Market on the business day immediately preceding the date on which we grant the new options. The closing price of our stock on the Nasdaq National Market was $7.55 per share on April 12, 2002. We cannot predict what the market price of our stock will be when the exercise price of the new options is established, however. It is possible that the price will be higher than the exercise price of some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

When and how will the new options vest?

     Except with respect to options that were granted after October 16, 2001, the new options will be unvested and will vest on a different schedule than the options tendered and accepted for exchange pursuant to the offer; specifically, the new options will immediately begin vesting on a monthly basis in equal installments over three years. With respect to options that were granted after October 16, 2001, the new options will continue vesting on the same schedule as the options tendered and accepted for exchange (i.e., vesting over four years, with 25% vesting on the first anniversary of date of grant, and monthly vesting thereafter). None of the new options, however, regardless of when the tendered options were granted, may be exercised for the first six months after the grant date.

Why am I required to wait six months before I exercise the vested portion of the new options that I am granted in this offer?

     Under the Fair Labor Standards Act (FLSA), a company is required to include gains from option exercises in the overtime pay calculation for non-exempt employees unless the options satisfy the applicable exemption under the FLSA. One of the requirements for the FLSA exemption is that options not be exercisable for the first six months after the options are granted. All of the old options satisfied this six month waiting period requirement because the old options did not become vested until one year after their grant dates. The new options, however, will begin vesting immediately on a monthly basis or, with respect to options that were granted after October 16, 2001 and tendered for exchange, will have the same vesting schedule as the tendered options and will be vested in whole or in part on the new date grant date. If a non-exempt employee could exercise the vested portion of a new option during the first six months following the new grant date, the new option would not satisfy the requirements of the FLSA exemption. We are therefore imposing a six month waiting period on all employees participating in the offer.

Will my new options continue to vest during the six month waiting period described in the previous question?

     Yes. Your new options will continue to vest during the six month waiting period described in the previous question. You will not, however, be able to exercise your new options during the six month waiting period.

What should I consider in deciding whether to exchange my options?

     You must decide for yourself whether to exchange your options. The decision is a complex one that depends on the assumptions you make about several factors. Among the more important are (i) the exercise price of your existing options, (ii) the exercise price of the new options, and (iii) the price of our stock when you exercise your options. In general, the higher the exercise price of your existing options, the more likely it is that participating in the exchange will be advantageous to you. Although you know the exercise price of your existing options, it is not possible to know what the exercise price of the new options or what the price of our stock will be when you wish to exercise your options. Thus your decision will depend largely on what assumptions you make about what those two prices will be.

If I have more than one option and want to participate in the exchange, do I have to exchange all of my options?

     No. You may exchange one or more of the options you hold, but you are not required to tender all of your options, subject to the requirement that you must tender all options granted after October 16, 2001 if you wish to participate in the offer. For example, if you have options granted in October 2000, February 2001, and June 2001, you may exchange the October 2000 and February 2001 options but keep the June 2001 option. You may not, however, exchange only part of an option. For example, if you hold an option for 200 shares, you must exchange all or none of it. You may not exchange only 100 of the option shares covered by the option and keep the remainder.

If I have exercised a portion of an option, can I still participate in the exchange?

     Yes, provided that you tender all of the remaining portion of that option. For example, if were granted an option for 100 shares in October 2000 and have exercised 25 of those shares, then you may exchange the remaining 75 shares, but not less than that amount.

Are there any other requirements that affect which options I may tender in the offer?

     Yes. A few employees who are eligible for the exchange program were granted options after October 16, 2001, because of a promotion or special award. If you are in that situation and wish to exchange one or more options granted on or before October 16, 2001, you must exchange the options granted after October 16, 2001, as well as those you wish to exchange that were granted before October 16, 2001. In other words, if you wish to participate in the offer, you must tender all options granted to you after October 16, 2001, if any, regardless of exercise price. We are requiring this because there would be adverse accounting consequences if we did not do so.

     If you do exchange an option granted after October 16, 2001, we will issue you a new option for the same number of shares at the time new options are issued in the exchange program. This new option will continue vesting on the same schedule as the option you exchanged, but will have a different exercise price, which will be established at the date it is granted.

If my original options are incentive stock options, will my new options be incentive stock options?

     No. All new options will be nonqualified stock options.

If my original option is split between an incentive stock option and a nonqualified stock option because my original grant exceeded the $100,000 limit on incentive stock options, can I cancel one part of this option but not the other?

     No. You cannot cancel one part of an option grant that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single option grant. It cannot be separated for purposes of the offer.

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exchange my options in the offer?

     If you exchange your current options for new options, you will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. The grant of options is not recognized as taxable income.

     If you do not participate in the offer, we do not believe that the tax treatment of your eligible incentive stock options will change. It is possible, however, that the IRS could decide that your right to exchange your incentive stock options under this offer is a “modification” of your incentive stock options, even though you will not have exchanged the options. A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of an incentive stock option to be treated as a nonqualified stock option.

     We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

If I am subject to tax in a jurisdiction other than the United States, will I have to pay taxes if I exchange my options in the offer?

     You may be taxed on either the exchange of your options for new options or the grant of new options. The foreign tax consequences of the offer may vary depending upon, among other things, the jurisdiction in which you are subject to tax and your particular circumstances. You are responsible for reporting and paying any taxes on your options based upon your country of residence, work location or assignment location. You are urged to consult your own tax advisor to determine any foreign tax consequences to you of participating in the offer.

When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

     The offer expires on May 17, 2002, at 5:00 p.m., Eastern Daylight time, unless it is extended by us.

     We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Daylight time, on the next business day following the previously scheduled expiration of the offer period, and your new options will be granted on or about the first business day that is at least six months and one day following the rescheduled expiration of the offer.

How do I tender my options?

     If you decide to tender your options for exchange, you must deliver, before 5:00 p.m., Eastern Daylight time, on May 17, 2002, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090, Attn: Stock Administration.

     If the offer is extended by us beyond that time, you must deliver these documents before the extended expiration of the offer.

     No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by you or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer.

Do I need to do anything if I do not wish to tender my options?

     No. If you do not deliver a properly completed and duly executed letter of transmittal before the expiration of the offer, you will not be a participant in the offer.

During what period of time may I withdraw previously tendered options?

     You may withdraw your tendered options at any time before 5:00 p.m., Eastern Daylight time, on May 17, 2002. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern Daylight time, on June 13, 2002, you may withdraw your tendered options at any time after June 13, 2002. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above.

What does CIENA and its board of directors think of the offer?

     Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

Will any members of CIENA’s board of directors tender their options in the offer?

     No. Our non-employee directors who hold options issued under the CIENA Corporation 1996 Outside Directors Stock Option Plan are not eligible to participate in the offer. Our only employee directors are the Executive Chairman of the Board of Directors, Patrick H. Nettles, Ph.D., and our President and Chief Executive Officer, Gary B. Smith, both of whom are also not eligible to participate in the offer.

Will CIENA’s executive officers tender their options in the offer?

     No. CIENA’s executive officers are not eligible to participate in the offer.

Who can I talk to if I have questions about the offer?

     For additional information or assistance, you should contact:

CIENA Corporation
1201 Winterson Road
Linthicum, Maryland 21090
Attention: Stock Administration
(telephone: (410) 981-7377)
(facsimile: (410) 865-8968)
(e-mail: options@ciena.com)

THE OFFER

1. Eligibility; Number of Options; Expiration Date.

     Upon the terms and subject to the conditions of the offer, we will issue new options to purchase common stock under the 1999 Plan in exchange for all eligible outstanding options under the Plans that are properly tendered and not validly withdrawn in accordance with section 4 before the “expiration date,” as defined below. Eligible outstanding options are all options that have an exercise price greater than $12 per share and which are held by employees eligible to participate in the offer. We will accept partial tenders of options for a portion of the shares subject to your options, so long as you tender all of the options you received on any particular grant date. See section 5 for more information on partial tenders.

     All of our current employees who hold options under the Plans, with the exception of (i) our employees located outside of the United States who are not on the payroll of either CIENA Corporation or CIENA Communications, Inc., (ii) our board of directors, and (iii) our officers who are now, or were previously, required to file reports under Section 16 of the Exchange Act are eligible to participate in the offer. Our independent contractors and other option holders who are not employees are ineligible to participate in the offer. Any employee whose employment with us has been terminated, whether voluntarily or involuntarily, is not eligible to participate in the offer, irrespective of the effective date of such termination.

     Except as otherwise set forth herein for options granted after October 16, 2001, we will grant an option for one option share for every two option shares that we accept for exchange. Therefore, if your options are properly tendered and accepted for exchange, you will be entitled to receive a new option to purchase half the total number of shares of our common stock that are subject to the options that you tender, subject to adjustments for any stock splits, stock dividends and similar events. (If you tender options exercisable for an odd number of shares, we will round up the number of shares subject to the new option to the nearest whole number.) Notwithstanding the foregoing, if you are required to tender an option that was granted after October 16, 2001, we will grant you a new option to purchase the same number of shares subject to the tendered option, subject to adjustments for any stock splits, stock dividends and similar events.

     If you do not continue as an employee of CIENA Corporation or one of our subsidiaries from the date you tender options through and including the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. You will meet the continued employment requirement if you are on an approved leave of absence at any time during this period. All new options will be subject to the terms of the 1999 Plan and to a new grant letter.

     The term “expiration date” means 5:00 p.m., Eastern Daylight time, on May 17, 2002, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term “expiration date” refers to the latest time and date at which the offer, as so extended, expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

     If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

(a)	(1) we increase or decrease the amount of consideration offered for the options; or
(2) we decrease the number of options eligible to be tendered in the offer; and
(b)	the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in section 14.

     For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight time.

     We also reserve the right, in our discretion, at any time, and regardless of whether or not any event set forth in section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     As of April 12, 2002, options to purchase 44,152,961 shares of our common stock were issued and outstanding under the Plans. Of these options, options to purchase 27,985,850 shares of our common stock were held by eligible employees, of which 25, 992,648 options are eligible to be exchanged in the offer. The shares of common stock issuable as of April 12, 2002 upon exercise of vested and unvested options we are offering to exchange represent approximately 58.87% of the total shares of common stock issuable as of April 12, 2002 upon exercise of all vested and unvested options outstanding under the Plans as of April 12, 2002.

     All options accepted by us pursuant to this offer will be canceled.

2. Purpose of the Offer.

     We issued the options outstanding under the Plans for the following purposes:

•	to provide our employees an opportunity to acquire or increase a proprietary interest in CIENA, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

•	to encourage our employees to continue their service with us.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the business day before the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives and thereby maximize stockholder value.

     THE NEW OPTIONS ISSUED IN EXCHANGE FOR EXISTING OPTIONS TENDERED IN THIS OFFER WILL BE EXERCISABLE FOR ONLY ONE-HALF THE NUMBER OF SHARES SUBJECT TO THE EXISTING OPTIONS (EXCEPT FOR OPTIONS GRANTED AFTER OCTOBER 16, 2001). CONSEQUENTLY, UNLESS THE EXERCISE PRICE OF THE NEW OPTIONS IS LESS THAN THE EXERCISE PRICE OF THE OLD OPTIONS, PARTICIPATING IN THE EXCHANGE WILL NOT BE BENEFICIAL. CONSIDERING THE RISKS ASSOCIATED WITH THE VOLATILE AND UNPREDICTABLE NATURE OF THE STOCK MARKET, THE TECHNOLOGY SECTOR AND OUR INDUSTRY IN PARTICULAR, THERE IS NO GUARANTEE THAT THE CLOSING MARKET PRICE OF OUR COMMON STOCK ON THE REPLACEMENT GRANT DATE (AND THEREFORE THE EXERCISE PRICE OF ANY NEW

OPTION) WILL BE LESS THAN THE EXERCISE PRICE OF YOUR EXISTING OPTION, OR THAT YOUR NEW OPTION WILL INCREASE IN VALUE OVER TIME.

     Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b)	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)	any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

(e)	any other material change in our corporate structure or business;

(f)	our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g)	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(h)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i)	the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

(j)	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our board of directors make any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. We urge you to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to tender your options for exchange.

3. Procedures for Tendering Options.

     Proper Tender of Options. To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents before the expiration date at CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090, Attn: Stock Administration.

     If you do not turn in your letter of transmittal and any other required documents by the deadline, then you will not participate in the offer, and all stock options you currently hold will remain unchanged at their original price and terms.

     The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of your options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. Withdrawal Rights.

     You may only withdraw your tendered options in accordance with the provisions of this section 4.

     You may withdraw your tendered options at any time before 5:00 p.m., Eastern Daylight time, on May 17, 2002. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Eastern Daylight time, on June 13, 2002, you may withdraw your tendered options at any time after June 13, 2002.

     To validly withdraw tendered options, an option holder must deliver to us at the address set forth on the back cover of this offer to exchange a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements or grant letter or letters evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in section 3.

     Neither CIENA nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. Acceptance of Options for Exchange and Issuance of New Options.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. Subject to our rights described in section 1, if your options are properly tendered on May 17, 2002 (the scheduled expiration date of the offer) and accepted for exchange, you will be granted new options on or about November 18, 2002, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If we extend the date by which we must accept and cancel options properly tendered for exchange, you will be granted new options on a subsequent business day which is on or about the first business day that is at least six months and one day following the extended expiration date.

     Except as otherwise set forth herein for options granted since October 16, 2001, we will grant an option for one option share for every two option shares that we accept for exchange. Therefore, your new options will entitle you to purchase a number of shares of our common stock which is equal to one half of the number of shares subject to the options or portion thereof you tender, subject to adjustments for any stock splits, stock dividends and similar events. If your tendered options entitle you to purchase an odd number of shares, we will round up to the nearest whole number the number of shares subject to your new options.

     If you do not continue as an employee of CIENA Corporation or one of our subsidiaries from the date you tender options through and including the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. You will meet the continued employment requirement if you are on an approved leave of absence at any time during this period.

     You may tender options for all of your option shares or for none of your option shares. If you wish to tender options for less than all of your option shares, which we refer to as a “partial tender,” you must tender all of the options for each separate grant you received on a particular grant date. For example, if you received options on three different grant dates, and you wish to tender options received on the first grant date, you must tender all of the options you received on the first grant date (unless you received two or more separate grants, on the first grant date in which case you may elect to tender one or all of the options). Further, you may participate in the offer even if you have previously exercised a portion of an option, provided that you tender all of the remaining portion of such option.

     If you have received any options after October 16, 2001 and you wish to exchange one or more options granted on or before October 16, 2001, you must tender in the offer all those options granted after October 16, 2001, as well those you wish to exchange that were granted on or before October 16, 2001. We are requiring a tender of all such options received during the six months before the commencement of the offer because we may incur compensation expense if such options are not tendered. With respect to such options, (i) the number of shares subject to each new option will be the same as the number of shares subject to each of the corresponding tendered options, subject to adjustments for any stock splits, stock dividends and similar events; (ii) the new options will continue vesting on the same schedule(s) as that of the tendered options (i.e., vesting over four years, with 25% vesting on the first anniversary of the date of grant, and monthly vesting thereafter); and (iii) the new options may not be exercised for the first six months after the grant date.

     Because of accounting rules that could apply to these interim grants as a result of the offer, we do not expect to grant new options, such as annual, semi-annual, promotion or special options, to tendering option holders until at least six months and one day after the date we cancel the options accepted for exchange.

     Although we currently have no plans to enter into any such transaction, it is possible that before we grant the new options we might enter into an agreement for a merger, consolidation or reorganization of CIENA in which CIENA is not the surviving entity. In the event we do enter into such a transaction, to the extent the acquiring company agrees to assume other outstanding options of CIENA, we will make appropriate provision in the agreement of reorganization for the surviving entity to assume the obligation to issue the new options.

     In such an event, new options issued pursuant to this exchange would be treated in the same manner as outstanding options assumed by the surviving entity. Thus, if such a transaction were to occur and the acquiring company agreed to assume our outstanding options, you would receive a new option in the surviving entity provided that you remain continuously employed with CIENA and the acquiring company through the new grant date. The number of shares subject to the new option would be determined by adjusting the number of shares of our common stock that you would have received in the absence of the transaction in the same manner as options assumed by the surviving entity in connection with the transaction. Thus, the new option may not cover the same number of shares in the surviving entity as the number of CIENA shares covered by your tendered option. The exercise price per share of the new options would be the closing price of the acquiring company’s stock on the new grant date.

     In the event of a sale of some of our assets such as a division or part of the company, the acquiring company would not be obligated to assume the obligation to issue new options under the offer. In the event of such a transaction, you would not receive options to purchase stock or securities of the acquiring company or any other consideration in exchange for your tendered options.

     We cannot guarantee that the acquiring company in any change of control transaction would agree to assume existing options and therefore the obligation to issue new options. Therefore, it is possible that you may not receive any new options, stock or securities of the surviving company or other consideration in exchange for your tendered options if we are acquired before the new options are granted.

     We reserve the right, in the event of any transaction described in the preceding paragraphs, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.     Conditions of the Offer.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after April 17, 2002 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

(a)	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of CIENA Corporation or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1)	make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(2)	delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

(3)	materially impair the contemplated benefits of the offer to us; or

(4)	materially and adversely affect the business, condition (financial or other), income, operations or prospects of CIENA Corporation or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(c)	there shall have occurred:

(1)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(2)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3)	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(4)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(5)	any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of CIENA Corporation or our subsidiaries or on the trading in our common stock;

(6)	any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of CIENA Corporation or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

(7)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(8)	any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on April 17, 2002;

(d)	there shall have occurred any change in accounting principles generally accepted in the United States of America which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

(e)	a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(1)	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before April 17, 2002;

(2)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before April 17, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(3)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(f)	any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of CIENA Corporation or our subsidiaries that, in our reasonable judgment, is or may be material to CIENA Corporation or our subsidiaries.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon all persons.

7. Price Range of our Common Stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol “CIEN.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq National Market.

		High	Low

Fiscal 2002
	Second Quarter (through April 12, 2002)	$12.95	$7.13
	First Quarter ended January 31, 2002	$21.71	$12.60
Fiscal 2001
	Fourth Quarter ended October 31, 2001	$37.03	$9.20
	Third Quarter ended July 31, 2001	$66.73	$28.29
	Second Quarter ended April 30, 2001	$94.00	$33.50
	First Quarter ended January 31, 2001	$121.38	$59.56
Fiscal 2000
	Fourth Quarter ended October 31, 2000	$151.00	$64.19
	Third Quarter ended July 31, 2000	$90.13	$44.94
	Second Quarter ended April 30, 2000	$94.50	$30.03
	First Quarter ended January 31, 2000	$39.69	$16.75

     As of April 12, 2002, the closing price of our common stock, as reported by the Nasdaq National Market, was $7.55 per share.

     We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8. Source and Amount of Consideration; Terms of New Options.

     Consideration. We will issue new options to purchase common stock under the 1999 Plan in exchange for outstanding eligible options properly tendered by employees and accepted for exchange by us. Except for options granted after October 16, 2001, we will grant an option for one option share for each option for every two option shares that we accept for exchange. Therefore, the number of shares of common stock subject to the new option to be granted to you will be one half of the total number of shares subject to the options you tender, subject to adjustments for any stock splits, stock dividends and similar events. (If you tender options exercisable for an odd number of shares, we will round up the number of shares subject to the new option to the nearest whole number.) With respect to tendered options that were granted after October 16, 2001, we will grant you new options to purchase the number of shares of our common stock which is equal to the number of shares of common stock subject to the options you tender, subject to adjustments for any stock splits, stock dividends and similar events. You cannot cancel one part of an option that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single option. The shares of common stock subject to options cancelled pursuant to this offer will be returned to the pool of shares available for grants of new options under the Plans. If we receive and accept tenders of all outstanding eligible options, we will grant new options to purchase a total of approximately 13,044,124 shares of our common stock. The common stock issuable upon exercise of the new options will equal approximately 3.96% of the total shares of our common stock outstanding as of April 12, 2002.

     Terms of New Options. The new nonqualified stock options will be issued under the 1999 Plan and will be evidenced by a new grant letter. The exercise price of the new options will equal the closing sale price of our common stock as reported on the Nasdaq National Market on the business day immediately preceding the date of grant. New options issued in exchange for options granted on or before October 16, 2001, will commence vesting immediately and will vest in equal monthly installments over three years. These new options will not include a guaranteed 12 month acceleration of vesting upon a change of control of CIENA. New options issued in exchange for options granted after October 16, 2001, will continue vesting on the same schedule as the existing options tendered for exchange (i.e., vesting over four years, with 25% vesting on the first anniversary of the date of grant, and monthly vesting thereafter). These new options will retain the guaranteed 12 month acceleration of vesting upon a change of control of CIENA. All of the new options granted in the offer, regardless of when the tendered options were granted, may not be exercised for the first six months after the new grant date. Except for the exercise price, the vesting schedule, the six month waiting period on exercisability, the change in acceleration provisions, status as a nonqualified stock option for cancelled incentive stock options, and as otherwise specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The new options will have a new ten year term, starting on the new grant date.

     The following description summarizes the material terms of the 1999 Plan and the options granted under the 1999 Plan. Our statements in this offer to exchange concerning the Plans and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 1999 Plan, the form of option agreement under the 1999 Plans and your grant letter. Please contact us at CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090, Attn: Stock Administration (telephone: (410) 981-7377) (e-mail: options@ciena.com), to receive a copy of the 1999 Plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

     General. Options may be granted under the 1999 Plan to employees of CIENA Corporation and its subsidiaries. People who are required to file reports under Section 16(a) of the Exchange Act, known as “reporting persons,” are not eligible to be granted options under the Plan. All options granted under the 1999 Plan are nonqualified stock options.

     Administration. The 1999 Plan is administered by the Human Resources Committee of the Board of Directors. The committee may authorize the grant of options under the 1999 Plan as well as determine the terms and conditions of the options. The interpretation and construction by the committee of any provision of the 1999 Plan or of any option granted or option agreement entered into under the 1999 Plan is final and conclusive.

     Term. The 1999 Plan has no termination date but may terminate in connection with a change of control of CIENA Corporation.

     Termination. Options granted under the 1999 Plan will expire ten years after the date of grant, although options may expire earlier in the case of a change of control of CIENA Corporation or the termination of the option holder’s employment. In general, vested options are exercisable for ninety days following termination of the optionee’s employment for any reason other than death or disability. Vested options are exercisable for a period of 12 months following a termination for death or disability.

     Exercise Price. The option exercise price is determined by the committee. In general, options granted under the 1999 Plan are granted with an option exercise price equal to 100% of the fair market value of our common stock on the date of grant.

     Vesting and Exercise. Options granted under the 1999 Plan are exercisable to the extent the options are vested. The committee determines the vesting schedule for options granted under the 1999 Plan. Except for options that replace options that were granted after October 16, 2001, the new options granted under the 1999 Plan in connection with this offer will be unvested. Specifically, the new options will immediately begin vesting on a monthly basis in equal installments over three years. Options that replace options that were granted after October 16, 2001 will vest on the same schedule as the old options (i.e., vesting over four years, with 25% vesting on the first anniversary of the date of grant, and monthly vesting thereafter).

     Payment of Exercise Price. Upon exercise of options, the option exercise price must be paid in full either in cash or cash equivalents or by delivery of common stock already owned and held by the optionee for at least six months. If the committee permits, the exercise price may also be paid through broker-assisted cashless exercise.

     Change of Control. Each option granted under the 1999 Plan will become fully vested in the event of a change of control of CIENA Corporation (as set forth in Section 17 of the 1999 Plan) unless provision is made in connection with the change of control for the assumption of outstanding awards or for the substitution for outstanding awards of new awards covering the stock of the successor entity. Except for options that replace options that were granted after October 16, 2001, the new options granted under the 1999 Plan in connection with the offer will not include any guaranteed 12 month acceleration of vesting upon a change of control of CIENA.

     Transferability of Options. Options granted under the 1999 Plan are not transferable.

     U.S. Federal Income Tax Consequences of Stock Options. Under current law, an option holder will not realize taxable income upon the grant of a non-incentive stock option. However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with applicable reporting requirements.

     If you tender shares in payment of part or all of the exercise price of a non-incentive stock option, no gain or loss will be recognized with respect to the shares tendered, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

     Options granted under the offer will be nonqualified stock options. They will not be incentive stock options. We do not believe that our offer will change the tax treatment of your eligible incentive stock options if you do not accept this offer. However, if you choose not to accept the offer, it is possible that the Internal Revenue Service would decide that your right to exchange your incentive stock options under the offer is a “modification” of your incentive stock options, even though you have not exchanged the options. A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of the incentive stock option to be treated as a nonqualified stock option.

     Foreign Income Tax Consequences of Non-Incentive Stock Options. If you are subject to tax in a jurisdiction other than the United States, the foreign tax consequences of non-incentive stock options may vary depending upon, among other things, the jurisdiction in which you are subject to tax and your particular circumstances. You are responsible for reporting and paying any taxes on your options based upon your country of residence, work location or assignment location.

     You are urged to consult your own tax advisor to determine the particular federal, state, provincial, local and/or foreign tax consequences of participating in the offer.

9. Information Concerning CIENA.

     CIENA is a leader in the intelligent optical networking equipment market. We offer a portfolio of products for communications service providers worldwide. Our customers include long-distance carriers, competitive and incumbent local exchange carriers, Internet service providers, wireless and wholesale carriers. CIENA offers optical transport and intelligent optical switching systems that enable service providers to provision, manage and deliver high-bandwidth services to their customers. We have pursued a strategy to develop and leverage the power of disruptive technologies to change the fundamental economics of building carrier-class tele- and data-communications networks, thereby providing our customers with a competitive advantage. CIENA’s intelligent optical networking products are designed to enable carriers to deliver any time, any size, any priority bandwidth to their customers.

     CIENA is incorporated in Delaware. Our principal executive offices are located at 1201 Winterson Road, Linthicum, Maryland 21090, and our telephone number at that address is (410) 865-8500.

     Financial Information. The following table sets forth selected consolidated operating and balance sheet data for CIENA. The selected historical statement of operations data for the fiscal years ended October 31, 2000 and 2001 and the selected historical balance sheet data as of October 31, 2000 and 2001, have been derived from the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended October 31, 2001. The selected historical statement of operations data for the three months ended January 31, 2001 and 2002, which are included in our quarterly report on Form 10-Q for the quarters ended January 31, 2001 and 2002, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

Balance Sheet Data:	Year Ended		Three Months Ended
	October 31,		January 31,

	2000	2001	2001	2002

Cash and cash equivalents	$143,187	$397,890	$176 ,725	$472,533
Working capital	639,675	1,936,707	724,025	1,653,035
Total assets	1,027,201	3,317,301	1,167,152	3,218,778
Long-term obligations, excluding current portion	4,882	869,865	4,986	713,724
Stockholders’ equity	$809,835	$2,128,982	$921,861	$2,068,365

Statement of Operations Data:	Year Ended		Three Months Ended
	October 31,		January 31,

	2000	2001	2001	2002

Revenue	$858,750	$1,603,229	$351,989	$162,156
Cost of goods sold	477,393	904,549	191,837	139,687

Gross profit	381,357	698,680	160,152	22,469

Operating expenses:
Research and development (exclusive of $0, $17,825, $0 and $3,951 deferred stock compensation costs)	125,434	235,831	42,504	64,756
Selling and marketing (exclusive of $0, $8,336, $0 and $956 deferred stock compensation costs)	90,922	146,949	29,636	37,600
General and administrative (exclusive of $40, $15,206, $0, and $227 deferred stock compensation costs)	33,960	57,865	11,145	13,655
Settlement of accrued contract obligation	(8,538)	—	—	—
Deferred stock compensation costs	40	41,367	—	5,134
Amortization of goodwill	3,197	177,786	898	—
Amortization of intangible assets	438	4,413	109	1,813
In-process research and development	—	45,900	—	—
Restructuring costs	—	15,439	—	6,828
Goodwill impairment	—	1,719,426	—	—
Provision for doubtful accounts	28,010	(6,579)	—	—

Total operating expenses	273,463	2,438,397	84,292	129,786

Income (loss) from operations	107,894	(1,739,717)	75,860	(107,317)
Other income (expense), net	12,680	32,988	4,209	361

Income (loss) before income taxes	120,574	(1,706,729)	80,069	(106,956)
Provision (benefit) for income taxes	39,187	87,333	26,823	(36,365)

Net income (loss)	$81,387	$(1,794,062)	$53,246	$(70,591)

Basic net income (loss) per common share	$0.29	$(5.75)	$0.19	$(0.22)

Diluted net income (loss) per common and dilutive potential common share	$0.27	$(5.75)	$0.18	$(0.22)

Weighted average basic common shares outstanding	281,621	311,815	287,001	327,620

Weighted average basic common and dilutive potential common shares outstanding	299,662	311,815	300,956	327,620

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

     As of December 31, 2001, our executive officers and directors (14 persons) as a group beneficially owned options outstanding under the Plans to purchase a total of 8,456,461 shares of our common stock, which represented approximately 2.57% of the shares subject to all options outstanding under the Plans as of that date. None of these individuals are eligible to participate in the offer. Please see the additional proxy soliciting materials for our 2002 annual meeting of stockholders, filed with the Securities and Exchange Commission on February 8, 2002, for information regarding the amount of securities beneficially owned by our executive officers and directors as of December 31, 2001.

     Except for purchases of our common stock in the ordinary course under the Plans and our 1999 Employee Stock Purchase Plan, except for grants of stock options made in the ordinary course under our stock option plans to our board of directors and employees who are not executive officers, and except for the grants of stock options under the 1994 Plan to the executive officers set forth below, there have been no transactions involving either options to purchase our common stock under the Plans or in our common stock which were effected during the past 60 days by us or, to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

Name	Date of Grant	Exercise Price	Amount

Stephen B. Alexander	March 12, 2002	$10.29	375,000
Steve W. Chaddick	March 12, 2002	$10.29	250,000
Joseph R. Chinnici	March 12, 2002	$10.29	250,000
Michael O. McCarthy III	March 12, 2002	$10.29	375,000
Andrew C. Petrik	March 12, 2002	$10.29	125,000
Gary B. Smith	March 12, 2002	$10.29	700,000
Russell B. Stevenson, Jr.	March 12, 2002	$10.29	125,000

11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

     Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the Plans and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

     We believe that CIENA will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

•	we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange;

•	we will not have issued any options in the six months prior to the commencement of the offer, with an exercise price lower than the lowest exercise price of any other options tendered, that remain untendered; and

•	the exercise price of all new options will equal the closing price of the common stock on the Nasdaq National Market on the business day immediately preceding the date on which we grant the new options.

     We do not intend to grant any options to tendering option holders before the scheduled new option grant date. However, if we grant any options before that date to any tendering option holder, we may incur compensation expense if those options have an exercise price which is lower than the exercise price of any options tendered in the offer. Our grant of those options to the tendering option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder’s tendered option shares. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to CIENA’s earnings over the period until the newly granted options are exercised or expire. We would adjust this compensation expense periodically during the period through exercise or expiration based on increases or decreases in the market value of the shares subject to the newly granted options.

12. Legal Matters; Regulatory Approvals.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in section 6.

13. Material Federal Income Tax Consequences.

     U.S. Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     The option holders who exchange outstanding options for new options will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

     At the date of grant of the new options, the option holders will not be required under current law to recognize additional income for U.S. federal income tax purposes. The grant of options is not recognized as taxable income.

     We do not believe that our offer will change the tax treatment of your eligible incentive stock options if you do not accept this offer. However, if you choose not to accept the offer, it is possible that the Internal Revenue Service would decide that your right to exchange your incentive stock options under the offer is a “modification” of your incentive stock options, even though you have not exchanged the options. A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of the incentive stock option to be treated as a nonqualified stock option.

     Foreign Income Tax Consequences. If you are subject to tax in a jurisdiction other than the United States, you may be taxed on either the exchange of your options for new options or the grant of new options. The foreign tax consequences of this exchange offer may vary depending upon, among other things, the jurisdiction in which you are subject to tax and your particular circumstances. You are responsible for reporting and paying any taxes on your options based upon your country of residence, work location or assignment location. You are urged to consult your own tax advisor to determine the particular foreign tax consequences of participating in the offer.

14. Extension of Offer; Termination; Amendment.

     We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date, to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Daylight time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice of such action and extend the offer for a period of ten business days after the date of such publication:

(a)	(1) we increase or decrease the amount of consideration offered for the options; or

(2) we decrease the number of options eligible to be tendered in the offer; and

(b)	the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this section 14.

15. Fees and Expenses.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16. Additional Information.

     We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

1.	our annual report on Form 10-K for our fiscal year ended October 31, 2001, filed with the SEC on December 13, 2001, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2002 annual meeting of stockholders, filed with the SEC on February 1, 2002 and additional proxy soliciting materials filed with the SEC on February 8, 2002;

2.	our quarterly report on Form 10-Q for our fiscal quarter ended January 31, 2002, filed with the SEC on February 21, 2002;

3.	our current reports on Forms 8-K filed with the SEC on March 26, 2002, February 19, 2002, and February 5, 2002;

4.	the description of our common stock included in our registration statement on Form 8-A, filed with the SEC on January 13, 1997, including any amendments or reported we file for the purpose of updating that description; and

4.	All documents subsequently filed by us, during the pendency of the offer to exchange pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the expiration date.

     The SEC file number for these filings is 000-21969. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street,	500 West Madison Street
N.W. Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, Illinois 60661

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov, and through a link on our own Internet site at http://www.ciena.com.

     Our common stock is quoted on the Nasdaq National Market under the symbol “CIEN,” and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

CIENA Corporation
1201 Winterson Road
Linthicum, Maryland 21090
Attn: Stock Administration

or by telephoning us at (410) 981-7377 between the hours of 9:00 a.m. and 5:00 p.m., Linthicum, Maryland local time.

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information contained in this offer to exchange about CIENA Corporation should be read together with the information contained in the documents to which we have referred you.

17. Miscellaneous.

     This offer to exchange and the SEC reports we refer to above include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. When used in this offer to exchange and such SEC reports, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and “plan” as they relate to CIENA or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. Sections 27A(b)(2)(C) of the Securities Act and 21E(b)(2)(C) of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer such as this offer to exchange. The documents filed by CIENA Corporation with the SEC, including our annual report on Form 10-K for our fiscal year ended October 31, 2001, filed with the SEC on December 13, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

CIENA Corporation	April 17, 2002

SCHEDULE A

INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS
OF CIENA CORPORATION

     The directors and executive officers of CIENA Corporation and their positions and offices as of April 17, 2002 are set forth in the following table:

Name	Position and Offices Held

Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors
Gary B. Smith	President, Chief Executive Officer and Director
Stephen B. Alexander	Senior Vice President, Chief Technology Officer
Steve W. Chaddick	Senior Vice President, Systems and Technology and Chief Strategy Officer
Joseph R. Chinnici	Senior Vice President, Finance and Chief Financial Officer
Michael O. McCarthy III	Senior Vice President, Worldwide Sales and Support
Russell B. Stevenson, Jr.	Senior Vice President, General Counsel and Secretary
Andrew C. Petrik	Vice President, Controller and Treasurer
Stephen P. Bradley, Ph.D.	Director
Harvey B. Cash	Director
Don H. Davis, Jr.	Director
John R. Dillon	Director
Lawton W. Fitt	Director
Judith M. O’Brien	Director
Gerald H. Taylor	Director

     The address of each director and executive officer is: c/o CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090

OFFER TO EXCHANGE
OUTSTANDING OPTIONS HELD BY ELIGIBLE EMPLOYEES UNDER
THE ELIGIBLE STOCK OPTION PLANS
OF
CIENA CORPORATION

______

     Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Stock Administration, CIENA Corporation, 1201 Winterson Road, Linthicum, Maryland 21090 (telephone: (410) 981-7377) (facsimile: (410) 865-8968) (e-mail: options@ciena.com).

______

April 17, 2002